Exhibit 99.3

RIT TECHNOLOGIES LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Sergey Anisimov, Chairman of the Board and Motti Hania, Chief Executive Officer and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in RiT Technologies Ltd.  (the “Company”) which the undersigned is entitled to vote at the 2015 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, on Monday, June 8, 2015 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHREHOLDERS OF
RIT TECHNOLOGIES LTD.
JUNE 8, 2015

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED EVNELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect three (3) directors to the Board of Directors of the Company.

	FOR	AGAINST	ABSTAIN
Sergey Anisimov	☐	☐	☐
Boris Granovsky	☐	☐	☐
Hanan Samet	☐	☐	☐

2.	To re- elect Ms. Galia Druker as an external director.

☐ FOR	☐ AGAINST	☐ ABSTAIN

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 2 of the Proxy Statement for more information.

3.
To approve the re-appointment of Somekh Chaikin, a member of KPMG International ("KPMG"), as the Company’s independent auditors for the fiscal year ending December 31, 2015; and to authorize our Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of KPMG in accordance with the volume and nature of their services

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.	To approve the issuance of a warrant to purchase up to 6,000,000 ordinary shares of the Company to Invencom Technologies Ltd. ("Invencom"), an affiliate of the controlling shareholder of the Company;

☐ FOR	☐ AGAINST	☐ ABSTAIN

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 4 of the Proxy Statement for more information.

5.	To approve an investment of $5 million by Invencom in a newly-formed wholly-owned subsidiary of the Company;

☐ FOR	☐ AGAINST	☐ ABSTAIN

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 5 of the Proxy Statement for more information.

6.	To approve the appointment of our new Deputy CEO, an officer who is related to the Company’s controlling shareholder;

☐ FOR	☐ AGAINST	☐ ABSTAIN

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in this matter under the Israeli Companies Law. See Item 6 of the Proxy Statement for more information.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

______________________Date: ________, 2015  ______________________Date _________, 2015
SIGNATURE                                                         SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.